SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 5969 CTEODORO@SIDLEY.COM

March 30, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Bellacicco and Ken Ellington, Division of Investment Management

Re:	U.S. Monthly Income Fund for Puerto Rico Residents, Inc.
(1933 Act File No. 333-259184 / 1940 Act File No. 811-23687)

Dear Messrs. Bellacicco and Ellington:

On behalf of the U.S. Monthly Income Fund for Puerto Rico Residents, Inc. (the “Fund”), below please find our responses to comments (the “Comments”) received from you on March 24-25, 2022 on the Fund’s draft registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on March 21, 2022 and contained a Prospectus relating to the issuance of shares (the “Shares”) of the Fund, as well as a Statement of Additional Information relating to the Fund.

We have discussed your Comments with representatives of the Fund. Pursuant to your instructions, we are transmitting our responses to the Comments in the form of this response letter (the “Response Letter”) concurrently with a filing of the Registration Statement, including exhibits (the “Filing”), which Filing reflects our responses.

Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

PROSPECTUS

ADDITIONAL RISKS - CHANGES IN UNITED STATES TAX LAW; NO US FEDERAL TAX RULING. (PAGE 21)

1.	Comment: The Staff notes that the disclosure is as set forth below. Please consider revising the disclosure stating “it is more likely than not.”

“Based on the current language of the regulations and the guidance offered therein, it is more likely than not that an investment in the Shares would not be expected to be considered a conduit

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

arrangement, and in accordance with this interpretation, the source of dividends on the Shares would be expected to be treated as income from sources within Puerto Rico.”

Response: The referenced disclosure has been revised as requested.

STATEMENT OF ADDITIONAL INFORMATION

MANAGEMENT, ADVISORY AND OTHER SERVICE ARRANGEMENTS – DISTRIBUTOR (PAGE SAI-28)

2.	Comment: Please provide the information required by Item 25(b) (e.g., net underwriting discounts and other required information).

Response: The disclosure required by Item 25(b) has been provided under “Information on Sales Charges and Distribution Related Expenses”. Item 25(b) requires the disclosure of any compensation received by the underwriter. With respect to the Fund, the only applicable compensation paid to the underwriter are the sales charges. There are no other parties, such as dealers, who receive distribution-related compensation and the underwriter retains the entire amount of the sales charges. The Fund does not pay the underwriter additional compensation other than the sales charges. Therefore, the Fund believes that it has satisfied the requirements of Item 25(b) by disclosing the amount of sales charges paid to the underwriter.

ACCOUNTING COMMENT – EXPENSE EXAMPLES

3.	Comment: The expense examples for Class A do not appear to include the effect of the sales charge. Please explain or revise.

Response: The expense examples for Class A have been revised to reflect the sales charge as requested.

* * *

Please do not hesitate to contact the undersigned (212-839-5969) with any comments or questions you might have.

Very truly yours,

/s/ Carla G. Teodoro
Carla G. Teodoro

CC:

Jesse C. Kean
Andrew M. Friedman